Exhibit 99.1

Interim consolidated financial statements of

New Gold Inc.

March 31, 2009
(Unaudited)

New Gold Inc.
March 31, 2009

Table of contents

New Gold Inc.
Consolidated statements of operations and comprehensive income
Three month periods ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

	2009	2008
	$	$

Revenues	58,765	56,221
Operating expenses	(35,200)	(31,367)
Depreciation and depletion	(10,749)	(6,404)
Earnings from mine operations	12,816	18,450
Corporation administration (i)	(4,750)	(4,027)
Exploration	(2,014)	(944)
Earnings from operations	6,052	13,479
Other income (expense)
Interest and other income	266	1,967
Gain on redemption of long-term debt	14,236	-
Interest and finance fees	(9)	(79)
Loss on foreign exchange	(1,975)	(1,083)
Earnings before taxes	18,570	14,284
Income and mining taxes	(6,491)	(4,494)
Net earnings and comprehensive income	12,079	9,790
Earnings per share
Basic	0.06	0.13
Diluted	0.06	0.13
Weighted average number of shares outstanding
(in thousands)
Basic	212,848	76,978
Diluted	212,930	77,004
(i) Stock option expense (a non-cash item included in corporation administration)	1,332	2,561

See accompanying notes to the unaudited consolidated financial statements.	Page 1

New Gold Inc.
Consolidated balance sheets
(Expressed in thousands of U.S. dollars)
(Unaudited)

	March 31,	December 31,
	2009	2008
	$	$
Assets
Current assets
Cash and cash equivalents	136,610	185,668
Accounts receivable	19,130	11,232
Inventories and stockpiled ore (Note 5)	37,290	39,402
Future income and mining taxes	1,842	2,690
Prepaid expenses and other	3,057	3,945
	197,929	242,937
Investments (Note 6)	70,210	77,016
Mining interests (Note 7)	1,637,456	1,618,761
Intangible royalty asset	14,022	14,087
Reclamation deposits and other	4,783	4,900
	1,924,400	1,957,701
Liabilities
Current liabilities
Accounts payable and accrued liabilities	37,955	41,382
Short-term borrowings	-	7,193
Income and mining taxes payable	7,115	5,126
	45,070	53,701
Reclamation and closure cost obligations	21,953	21,949
Future income and mining taxes	227,790	224,068
Long-term debt (Note 8)	169,539	212,387
Employee benefits and other	4,803	3,808
	469,155	515,913
Shareholders' equity
Common shares	1,321,156	1,321,110
Contributed surplus	66,741	65,409
Share purchase warrants (Note 9 (d))	145,614	145,614
Equity component of convertible debentures	21,604	21,604
Accumulated other comprehensive loss	(406)	(406)
Deficit	(99,464)	(111,543)
	(99,870)	(111,949)
	1,455,245	1,441,788
	1,924,400	1,957,701

Commitments and contingencies (Note 12)

Approved by the Board

Robert Gallagher, Director

Craig Nelsen, Director

See accompanying notes to the unaudited consolidated financial statements.	Page 2

New Gold Inc.
Consolidated statements of shareholders' equity
Three month period ended March 31, 2009
(Expressed in thousands of U.S. dollars, except share amounts)
(Unaudited)

						Equity
						component	Accumulated
					Share	of	other	(Deficit)	Total
	Common shares		Special	Contributed	purchase	convertible	comprehensive	retained	shareholders'
	Shares	Amount	warrants	surplus	warrants	debentures	loss	earnings	equity
		$	$	$	$	$	$	$	$

Balance, December 31, 2007	72,629,140	339,796	104,166	6,166	57,673	-	(1,566)	(8,864)	497,371
Exercise of special warrants	14,772,333	80,448	(104,166)	-	23,718	-	-	-	-
Exercise of options	424,090	3,022	-	(1,664)	-	-	-	-	1,358
Exercise of warrants	561,645	3,167	-	-	(1,533)	-	-	-	1,634
Acquisition of Metallica (Note 4 (i))	87,447,821	605,139	-	7,294	46,674	-	-	-	659,107
Acquisition of NGI (Note 4 (ii))	37,005,717	289,538	-	8,241	57,415	21,604	-	-	376,798
Expiry of warrants	-	-	-	38,333	(38,333)	-	-	-	-
Stock-based compensation	-	-	-	7,039	-	-	-	-	7,039
Other comprehensive income	-	-	-	-	-	-	1,160	-	1,160
Net loss	-	-	-	-	-	-	-	(102,679)	(102,679)
Balance, December 31, 2008	212,840,746	1,321,110	-	65,409	145,614	21,604	(406)	(111,543)	1,441,788
Shares issued	20,000	46	-	-	-	-	-	-	46
Stock-based compensation	-	-	-	1,332	-	-	-	-	1,332
Net income	-	-	-	-	-	-	-	12,079	12,079
Balance, March 31, 2009	212,860,746	1,321,156	-	66,741	145,614	21,604	(406)	(99,464)	1,455,245

See accompanying notes to the unaudited consolidated financial statements.	Page 3

New Gold Inc.
Consolidated statements of cash flows
Three month periods ended March 31,
(Expressed in thousands of U.S. dollars)
(Unaudited)

	2009	2008
	$	$
Operating activities
Net earnings	12,079	9,790
Items not involving cash
Unrealized foreign exchange loss	2,748	1,007
Depreciation and depletion	10,749	6,404
Stock option expense	1,332	2,561
Future income and mining taxes	2,787	1,420
Gain on redemption of long-term debt	(14,236)	-
Other	64	88
Change in non-cash working capital (Note 10)	(7,802)	(2,876)
	7,721	18,394
Investing activities
Mining interests	(26,917)	(7,122)
Reclamation deposits	(212)	-
Receipt of accrued interest on investments	4,716	-
Proceeds from marketable securities	-	32,440
	(22,413)	25,318
Financing activities
Common shares issued	46	-
Proceeds from short-term borrowing	-	4,000
Repayment of short-term borrowings	(7,000)	-
Redemption of long-term debt	(25,575)	-
	(32,529)	4,000
Effect of exchange rate changes on cash and cash equivalents	(1,837)	-
(Decrease) increase in cash and cash equivalents	(49,058)	47,712
Cash and cash equivalents, beginning of period	185,668	149,924
Cash and cash equivalents, end of period	136,610	197,636
Cash and cash equivalents are comprised of
Cash	39,640	23,811
Short-term money market instruments	96,970	173,825
	136,610	197,636
Supplemental cash flow information (Note 10)

See accompanying notes to the unaudited consolidated financial statements.	Page 4

New Gold Inc.
Notes to the consolidated financial statements
March 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

1.	Description of business and nature of operations

On June 30, 2008 New Gold Inc. (“NGI”), Metallica Resources Inc. (“Metallica”) and Peak Gold Ltd. (“Peak Gold” or the “Company”) completed a business combination and the acquisition of assets (the “Transaction” see Note 4). In accordance with the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1581, Business Combinations, Peak Gold has been identified as the acquirer for accounting purposes. As such, these interim consolidated financial statements are a continuation of the consolidated financial statements of Peak Gold, with the comparative information being that of Peak Gold. Following completion of the Transaction, Peak Gold is now known as New Gold Inc. (“New Gold”). References to NGI in these consolidated interim financial statements refer to transactions involving the pre- transaction public company New Gold Inc.

In connection with the Transaction shareholders of Peak Gold exchanged one common share of Peak Gold for 0.1 of a New Gold common share and nominal cash consideration. All information related to common shares for the current and prior period has been restated to give effect to this share exchange.

The Company is a gold producer engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Amapari mine in Brazil, the Cerro San Pedro mine in Mexico, and the Peak mine in Australia. Significant development projects include the New Afton copper-gold project in Canada and a 30% interest in a copper-gold project in Chile.

On March 4, 2009, the Company announced that it had entered into a definitive agreement to acquire all of the outstanding common shares of Western Goldfields Inc. (“Western Goldfields”). Under the agreement, the Company will exchange one common share of Western Goldfields and Cdn$0.0001 in cash for each common share of Western Goldfields (the “Proposed Transaction”). Upon completion of the Proposed Transaction, existing New Gold and Western Goldfields shareholder will own approximately 58% and 42% of the combined company, respectively, subject to approval of both companies and regulatory approval. The Proposed Transaction is expected to close on or about June 1, 2009.

2.	Summary of significant accounting policies

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual financial statements. The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. In the opinion of the management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position as at March 31, 2009 and results of operations and comprehensive income (loss), shareholders’ equity and cash flows for all periods presented, have been made.

New Gold Inc.
Notes to the consolidated financial statements
March 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

2.	Summary of significant accounting policies (continued)

Basis of presentation and principles of consolidation (continued)

The principal subsidiaries of the Company as of March 31, 2009 are as follows:

Subsidiary	Interest

Metallica Resources Inc.	100%
Metallica Resources Alaska Inc.	100%
Minera Metallica Resources Chile Limitada	100%
Minera San Xavier, S.A. de C.V.	100%
Mineração Pedra Branca do Amapari Ltda (“Amapari”)	100%
Peak Gold Mines Pty	100%
Sociedad Contractual Minera El Morro	100%

Variable interest entities (“VIE’s”) as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company has determined that it does not have any investments that qualify as VIE’s.

All intercompany transactions and balances are eliminated.

3.	Changes in accounting policies

(a) Accounting policies implemented effective January 1, 2009

(i) Goodwill and intangibles

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA restricted the application of EIC 27, Revenues and Expenditures in the Pre-operating Period (“EIC 27”). The adoption of Section 3064 did not have a material impact on the Company’s consolidated financial position and results of operations for the period ended March 31, 2009.

New Gold Inc.
Notes to the consolidated financial statements
March 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

3.	Changes in accounting policies (continued)

(a) Accounting policies implemented effective January 1, 2009 (continued)

(ii)

Effective January 1, 2009, the Company adopted CICA Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2009. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009. The adoptions of these sections did not have a material impact on the Company’s consolidated financial position and results of operations for the period ended March 31, 2009. The Company will account for the Proposed Transaction with Western Goldfields under these sections.

(b) International Financial Reporting Standards

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 1, 2011. The conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of 2011 for which the current and comparative information will be prepared under IFRS. The Company expects the transition to IFRS to impact accounting policies, financial reporting, IT systems and processes as well as certain business activities. In first quarter of 2009, the Company completed a high- level impact assessment to identify key areas that will be affected by the conversion. A project team has been established to manage the conversion process, and a detailed IFRS conversion has been completed. The detailed analysis of the IFRS - Canadian GAAP differences, and the selection of accounting policy choices under IFRS has commenced and is expected to be completed by the end of fourth quarter of 2009. The Company will continuously monitor changes in IFRS leading up to the changeover date, and will updated its conversion plan as required.

4.	Business combination and asset acquisition

Acquisition of Metallica and NGI

On May 9, 2008, the Company entered into an agreement to complete a business combination (the “Transaction”) with Metallica and NGI.

(i) Metallica

The acquisition of Metallica has been accounted for as a purchase transaction. Shareholders of Metallica received 0.9 of a New Gold common share and nominal cash consideration for each one common share of Metallica.

New Gold Inc.
Notes to the consolidated financial statements
March 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

4.	Business combination and asset acquisition (continued)

Acquisition of Metallica and NGI (continued)

(i) Metallica (continued)

87,447,821 common shares issued to Metallica shareholders were valued at $6.92 per share. The value per share was determined with reference to the share price of New Gold common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement on March 31, 2008. Holders of options, warrants or other convertible instruments of Metallica (“Metallica equity instruments”) exchanged such equity instrument for similar securities of New Gold at an exchange ratio of 0.9 and at a price equivalent to the original price divided by 0.9.

The final allocation of the purchase price based on the consideration paid and Metallica’s net assets acquired is as follows:

$
Issuance of New Gold shares (87,447,821 common shares)	605,139
Fair value of options issued	7,294
Fair value of warrants issued	46,674
Transaction costs	3,651
Purchase consideration	662,758
Net assets acquired
Net working capital acquired (including cash of $34,154)	35,340
Mineral property, plant and equipment	814,352
Other long-term assets	2,214
Long-term liabilities	(3,684)
Future income tax liability	(185,464)
662,758

(ii)	NGI

This element of the Transaction has been accounted for as a purchase of assets and assumption of liabilities of NGI by Peak Gold.

In accordance with the determination that Peak Gold is the accounting acquirer in this Transaction, the deemed consideration is the market value of the 37,005,717 NGI common shares and the fair value of options, warrants and convertible or exchangeable securities of NGI currently outstanding. As at June 30, 2008, there were options, warrants, convertible or exchangeable securities and other rights to acquire an aggregate of 30,678,500 common shares of NGI. The common shares of NGI have been valued at $7.82 per share, the share price of NGI as of June 30, 2008, the closing date of the Transaction.

New Gold Inc.
Notes to the consolidated financial statements
March 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

4.	Business combination and asset acquisition (continued)

Acquisition of Metallica and NGI (continued)

(ii) NGI (continued)

The final allocation of the purchase price based on the consideration paid and NGI’s net assets acquired is as follows:

$
Issuance of New Gold shares (37,005,717 common shares)	289,538
Fair value of options issued	8,241
Fair value of warrants issued	57,415
Transaction costs	4,011
Purchase consideration	359,205
Net working capital (including cash of $103,564)	85,687
Mineral property, plant and equipment	537,720
Other assets	94,631
Long-term liabilities (Note 8)	(252,892)
Future income tax liability	(84,337)
Convertible debentures	(21,604)
359,205

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, including allocation of mining interests to depletable and non-depletable properties, based on management’s best estimates and all available information at the time of the Transaction.

5.	Inventories and stockpiled ore

	March 31,	December 31,
	2009	2008
	$	$
Supplies	12,379	12,179
Work-in-process (a)	6,303	5,008
Heap leach ore (b)	15,989	19,141
Stockpiled ore (c)	82	112
Finished goods	2,537	2,962
	37,290	39,402

(a)	Work-in-process

Work-in-process is the stage between the product (gold, silver and copper) as it sits as a raw material (mined or stockpiled) and when it has been converted into the finished product (doré or concentrate).

New Gold Inc.
Notes to the consolidated financial statements
March 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

5.	Inventories and stockpiled ore (continued)

	(b)	Heap leach ore

The recovery of gold from certain oxide ores is achieved through the heap leaching process used at the Amapari and Cerro San Pedro mines. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore.

	(c)	Stockpiled ore

The low-grade stockpiled ore is located at Peak mines and is forecasted to be drawn down throughout the remainder of the life of the mines.

The amount of inventories recognized in operating expenses for the period is $28.2 million (March 31, 2008 - $16.3 million). There were no reversals of write-downs during the quarter ended March 31, 2009.

6.	Investments

The Company owns Cdn$169 million of fair value of long-term asset backed notes that were issued by Master Asset Vehicle II (“MAV2”) and Master Asset Vehicle III (“MAV3”) special purpose entities that were created as a result of the restructuring of the Company’s previous investment in third party asset backed commercial paper (“ABCP”) that had a face value of Cdn$171 million. When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities (“New Notes”). The restructuring was completed and the New Notes were issued on January 21, 2009.

The restructuring process pooled all of the underlying assets from all the ABCP trusts with the exception of those assets designated as ineligible for pooling (“Ineligible Assets”) and those series of assets backed exclusively by traditional financial assets (“Traditional Series”).

ABCP relating to the pooled assets was replaced with four classes of asset backed notes named A1, A2, B and C in declining order of seniority. ABCP relating to Ineligible Assets and Traditional Series was replaced with new tracking notes whose characteristics are designed to track the performance of the particular assets of the series to which they correspond.

New Gold Inc.
Notes to the consolidated financial statements
March 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

6.	Investments (continued)

The Company has estimated the fair value of ABCP at March 31, 2009 using the methodology and assumptions outlined below. The fair value estimate of the New Notes to be received under the restructuring has been calculated based on information provided by the Pan Canadian Investor Committee, Ernst & Young, the monitor of the restructuring, and Blackrock, the administrator of MAV2 and MAV3. The table below summarizes the Company’s valuation.

		Base case
		fair value	Expected
Restructuring categories	Face value	estimate*	maturity date
	$	$
	(millions)	(millions)
MAV 2 Notes
A1 (rated A)	78.8	45.3	December 31, 2016
A2 (rated A)	27.1	14.5	December 31, 2016
B	4.9	0.9	December 31, 2016
C	3.4	0.3	December 31, 2016
Traditional asset tracking notes MAV3 - Class 9	7.5	7.3	April 12, 2009
Ineligible asset tracking notes MAV2 - Class 3/13/15	12.2	1.9	December 20, 2012 to October 24, 2016
	133.9	70.2

* the range of fair values estimated by the Company varied between $60.3 million (Cdn$76 million) and $78.6 million (Cdn$99 million)

The Company’s valuation methodology entails gathering as many facts as possible about the New Notes, making assumptions and estimates where certain facts are unavailable, and then applying its best estimate of prospective buyers’ required yield for investing in such notes. These figures are then used to calculate the present value of the New Notes using required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values. In several cases, the Company has been able to identify the net asset value of the assets supporting certain of its notes and has factored these values into its analysis.

The A1, A2 and traditional asset tracking notes comprise the major categories of the notes contemplated to be received totaling 79% of the face value of the original investments made and 86% of the fair value estimate of the Company’s holdings, In the case of the A1 and A2 notes, it is estimated that they will pay interest at a rate 0.5% less than the bankers’ acceptance (“BA”) rate and it is estimated that prospective buyers of these notes will require premium yields between 7% and 9% over the BA rate.

The traditional asset note is estimated to generate interest income of 0.5% above the BA rate and a prospective buyer of those notes is estimated to require a premium of 5% over the BA rate.

The Class B notes are not expected to pay any current interest until the Class A1 and A2 notes are paid in full, which is not anticipated until December 20, 2016. These notes, which will be subordinate to the Class A1 and A2 notes, will not receive a credit rating and it is expected that Class B notes will initially trade at less than 15% of par value.

New Gold Inc.
Notes to the consolidated financial statements
March 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

6.	Investments (continued)

The Class C notes also will not pay any current interest and are subordinate to the Class B notes. In light of this subordination, the Class C notes are viewed as highly speculative with regard to ultimate payment of principal at maturity in 2016. In fact, there have already been two losses since the completion of the restructuring in January 2009. The Company understands that these losses represent approximately 1% of the total assets in MAV2 and will have a direct impact on the ultimate terminal value of the Class C notes. Accordingly, it is expected that Class C notes will trade at less than 3% of par value.

The Company will also receive three classes of ineligible tracking notes, two of which have direct exposure to the U.S. sub-prime mortgage market and one of which is backed by a leveraged super senior (“LSS”) credit default swap. The fair value of the sub-prime backed notes is less than 10% of par value while the LSS backed note has a fair value of approximately 30% of par value.

Based upon a sensitivity analysis of the assumptions used, the expected yield required by a potential investor remains the most significant assumption included in the fair value estimate. Based on this exercise the Company estimated that as at March 31, 2009 the range of potential values was between Cdn$76 million and Cdn$99 million. There can be no assurance that this estimate will be realized. Subsequent adjustments, which could be material, may be required in future reporting periods.

Subsequent to March 31, 2009, the Company received Cdn$9.4 million (99% of par value) as a return of capital on MAV3 Class 9 ABCP. The carrying value of this note at March 31, 2009 is Cdn$9.3 million.

The Company has designated the investments as held-for-trading financial instruments.

7.	Mining interests

			March 31, 2009
		Accumulated
		depreciation	Net book
	Cost	and depletion	value
	$	$	$

Mining properties	1,556,530	99,280	1,457,250
Plant and equipment	290,740	110,534	180,206
	1,847,270	209,814	1,637,456

			December 31, 2008
		Accumulated
		depreciation	Net book
	Cost	and depletion	value
	$	$	$

Mining properties	1,540,195	98,518	1,441,677
Plant and equipment	280,720	103,636	177,084
	1,820,915	202,154	1,618,761

New Gold Inc.
Notes to the consolidated financial statements
March 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

7.	Mining interests (continued)

The Company capitalized $4.4 million (December 31, 2008 - $10.6 million) of interest in March 31, 2009 related to the New Afton project.

A summary of net book value by property is as follows:

	Mining properties
				Non-				Plant and		March 31,	December 31,
		Depletable		depletable		Total		equipment		2009		2008
	$		$		$		$		$		$

Amapari		-		5,000		5,000		3,311		8,311		9,537
Cerro San Pedro		255,518		84,822		340,340		52,576		392,916		399,630
El Morro project		-		378,932		378,932		-		378,932		377,430
New Afton project		-		583,913		583,913		70,704		654,617		632,085
Peak Mines		5,251		116,980		122,231		53,012		175,243		172,710
Other projects (a)		-		26,835		26,835		-		26,835		26,746
Corporate		-		-		-		602		602		623
		260,769		1,196,482		1,457,251		180,205		1,637,456		1,618,761

(a)	(i)	Chile - El Morro Project

The El Morro copper-gold project consists of the La Fortuna and El Morro areas. Xstrata has a 70% interest in the El Morro project.

	(ii)	Other projects include

		(1)	Chile - Rio Figueroa Project

The Company has an option agreement with Sociedad Contractual Minera Los Potrillos (“Potrillos”) to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project.

		(2)	USA - Liberty Bell

The Company entered into an exploration agreement with the right to acquire the Liberty Bell gold project in central Alaska.

		(3)	Canada - Ajax

The Company owns a 100% interest in the Ajax-Python Claim Group.

New Gold Inc.
Notes to the consolidated financial statements
March 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

8.	Long-term debt

Long-term debt consists of the following:

	March 31,	December 31,
	2009	2008
	$	$

Senior secured notes (a)	140,027	182,553
Subordinated convertible debentures (b)	29,512	29,834
	169,539	212,387

(a)	Senior secured notes

The face value of the notes at March 31, 2009 was Cdn$187 million (December 31, 2008 - Cdn$237 million).

Interest is payable in arrears in equal semi-annual instalments on January 1 and July 1 in each year.

During the period ended March 31, 2009, the Company acquired Cdn$50 million face value of its senior secured notes for consideration of Cdn$30 million for the noteholders. This results in a reduction of approximately Cdn$5 million per year in interest payments. The company recorded the gain on redemption of $14.2 million related to this transaction.

(b)	Subordinated convertible debentures

Interest is payable in arrears in equal semi-annual instalments on January 1 and July 1 in each year.

The Debentures are subordinate to the notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

The Debenture Indenture requires the Company to comply with certain reporting and other covenants.

New Gold Inc.
Notes to the consolidated financial statements
March 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

9.	Share capital

	(a)	Authorized

Unlimited number of voting common shares without par value

	(b)	Stock options

The Company has established a “rolling” stock option plan (the “Plan”) in compliance with the TSX Exchange’s policy for granting stock options. Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares. The exercise price of each option shall not be less than the market price of the Company’s stock at the date of grant. Options generally vest over three years and have a maximum term of seven years from date of grant.

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$

Balance, December 31, 2007	2,149,600	9.10
Granted	3,084,700	6.92
Options assumed on acquisition of Metallica	1,930,095	4.07
Options assumed on acquisition of NGI	2,828,500	7.03
Exercised	(424,090)	3.39
Forfeited	(578,917)	8.44
Balance, December 31, 2008	8,989,888	6.94
Granted	2,306,000	2.71
Forfeited	(272,184)	5.10
Balance, March 31, 2009	11,023,704	6.10

New Gold Inc.
Notes to the consolidated financial statements
March 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

9.	Share capital (continued)

	(b)	Stock options (continued)

The following table summarizes information about the stock options outstanding at March 31, 2009:

Options outstanding		Options exercisable
		Weighted
	Weighted	average		Weighted
Number of	average	remaining	Number of	average
stock options	exercise	contractual	options	exercise
outstanding	price	life	exercisable	price
	Cdn$			Cdn$

75,000	1.29	6.7 years	-	-
184,500	1.70	0.7 years	184,500	1.70
2,337,500	2.71	6.8 years	31,500	2.71
520,187	3.44	1.1 years	520,187	3.44
600,000	4.60	0.5 years	600,000	4.60
1,000,818	5.48	3.0 years	734,152	5.49
1,822,000	6.42	2.9 years	1,053,333	6.55
2,262,700	7.66	3.9 years	839,233	7.37
1,743,499	9.29	3.0 years	631,166	9.27
477,500	11.00	1.1 years	477,500	11.00
11,023,704	6.10	3.6 years	5,071,571	6.54

On February 17, 2009, the Company granted 2,306,000 stock options to employees and directors. These options have an exercise price of Cdn$2.71. The options vest over a three year period and have a contractual life of seven years from date of grant.

(c)	Stock-based compensation

For the period ended March 31, 2009, the Company recorded $1.3 million (March 31, 2008 - $2.6 million) as stock-based compensation expense and recorded this amount in contributed surplus. The value was determined using the Black-Scholes pricing model. A weighted average grant-date fair value of Cdn$1.44 (March 31, 2008 - Cdn$0.37) was calculated using the following assumptions: no dividends are to be paid; volatility of 50% (March 31, 2008 - 60%), risk free interest rate of 2.18% (March 31, 2008 - 3.57%); and expected life of 7 years (March 31, 2008 - 3.5 years.).

New Gold Inc.
Notes to the consolidated financial statements
March 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

9.	Share capital (continued)

	(d)	Share purchase warrants

A summary of the changes in share purchase warrants is presented below:

		Weighted
		average
	Number of	exercise
	warrants	price
		Cdn$

Balance, December 31, 2007	21,750,000	15.00
Issued	7,386,167	9.00
Metallica share purchase warrants exercisable into New Gold shares	17,196,115	3.93
NGI share purchase warrants	27,825,352	15.00
Expired	(14,046,115)	3.44
Balance, December 31, 2008	60,111,519	13.80
Issued	24,513	15.00
Balance, March 31, 2009	60,136,032	13.80

The following table summarizes information about outstanding share purchase warrants at March 31, 2009:

Number	Exercise
of warrants	prices	Expiry date
	Cdn$

3,150,000	6.11	December 20, 2009
21,750,000	15.00	April 3, 2012
7,386,167	9.00	November 28, 2012
4,150,000	15.00	June 28, 2017
23,699,865	15.00	June 28, 2017
60,136,032

New Gold Inc.
Notes to the consolidated financial statements
March 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

9.	Share capital (continued)

	(e)	Diluted earnings per share

The following table sets forth the computation of diluted earnings per share:

	Three months ended March 31,
	2009	2008
Earnings available to common shareholders	12,079	$9,790
(in thousands)
Basic weighted average number of shares outstanding	212,848	76,978
Effect of dilutive securities Stock options	82	26
Diluted weighted average number of shares outstanding	212,930	77,004
Earnings per share
Basic	$0.06	$0.13
Diluted	$0.06	$0.13

The following lists the equity securities excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$2.32 (March 31,2008 - Cdn$0.59) for the year.

	Three months ended March 31,
	2009	2008
(in thousands)

Stock options	10,764	3,033
Share purchase warrants	60,136	29,136
Convertible debentures	55,000	-

New Gold Inc.
Notes to the consolidated financial statements
March 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

10.	Supplemental cash flow information

	Three months ended March 31,
	2009	2008
	$	$
Change in non-cash working capital
Accounts receivable	(8,366)	(3,800)
Inventories and stockpiled ore	2,524	2,248
Accounts payable and accrued liabilities	(3,384)	(1,514)
Prepaids and other	1,424	190
	(7,802)	(2,876)
Operating activities included the following payments
Interest paid	34	-
Income taxes paid	1,661	1,880

Non-cash investing activities includes $1,050 representing the Company’s share of contributions to the El Morro Project funded by Xstrata.

11.	Segmented information

The Company manages its operations by geographical location. These reportable operating segments are summarized in the table below:

			Three months ended March 31, 2009
			(Loss)
		Depletion	earnings		Expenditures
		and	from	Total	for mining
	Revenues	depreciation	operations	assets	interest
	$	$	$	$	$

Brazil	14,440	2,270	(94)	39,835	509
Chile (2)	-	-	-	377,908	452
Canada (2)	-	8	(9)	656,533	20,399
Mexico (2)	21,251	6,124	1,234	472,383	886
Australia	23,074	2,321	9,168	185,418	4,666
Other (1)	-	26	(4,247)	192,323	5
	58,765	10,749	6,052	1,924,400	26,917

(1)	Other includes corporate balances and intercompany eliminations and exploration properties

(2)	Segments acquired on June 30, 2008 (Note 1)

New Gold Inc.
Notes to the consolidated financial statements
March 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

11.	Segmented information (continued)

			Three months ended March 31, 2008
			(Loss)
		Depletion	earnings		Expenditures
		and	from	Total	for mining
	Revenues	depreciation	operations	assets	interest
	$	$	$	$	$

Brazil	18,767	4,010	(327)	218,777	2,152
Chile (2)	-	-	-	-	-
Canada (2)	-	-	-	-	-
Mexico (2)	-	-	-	-	-
Australia	37,454	2,373	17,144	194,958	4,968
Other (1)	-	21	(3,338)	176,956	2
	56,221	6,404	13,479	590,691	7,122

(1)	Other includes corporate balances and intercompany eliminations and exploration properties

(2)	Segments acquired on June 30, 2008 (Note 1)

The Company sells all of its concentrate production to one customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows. The Company’s contract with this customer will terminate in the second quarter of 2009. The Company is currently reviewing contract proposals for marketing of its concentrate commencing after the termination of existing contracts.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

The Company has four customers that account for 100% of the concentrate and doré sales revenue.

Metal sales	Three months ended March 31,
Customer	2009	2008
	$	$

1	21,251	-
2	14,440	18,767
3	12,087	17,460
4	10,987	19,994
Total	58,765	56,221
% of total metal sales	100%	100%

New Gold Inc.
Notes to the consolidated financial statements
March 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

12.	Commitments and contingencies

(a)

The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment and operating leases for its operations. At March 31, 2009, these commitments totaled $19.4 million and are expected to fall due over the next 12 months.

(b)

The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company has received notice that legal claims in the amount of approximately 76.9 million reals ($33.4 million) have been filed in Brazilian courts against the Company’s subsidiary, Mineração Pedra Branca do Amapari Ltda (“MPBA”). The claims allege that MPBA has adversely impacted the quality of William Creek causing economic loss and health concerns. The Company believes that these claims are unfounded and intends to vigorously defend against them. The Company cannot reasonably predict the likelihood or outcome of these actions. Other than the preceding, the Company does not believe that adverse decisions in any other pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason thereof, will have a material effect on the financial condition or future results of operations of the Company.